UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 22, 2005

Hartman Commercial Properties REIT
(Exact Name of Registrant as Specified in Its Charter)

Maryland	000-50256	76-0594970
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1450 West Sam Houston Parkway North, Suite 100
Houston, Texas 77043
(Address of principal executive offices)

(Zip Code)

(713) 467-2222
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing in intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note:

Hartman Commercial Properties REIT (the "Registrant") hereby amends its Current Report on Form 8-K dated November 22, 2005 (the "Current Report") to provide the required financial statements of the Registrant relating to the acquisition of an office building in Dallas, Texas, known as Uptown Tower (formerly known as Amberton Tower), as described in the Current Report. Registrant additionally provides required financial statements relating to the earlier acquisition of another office building in Dallas, Texas, known as 9101 LBJ Freeway, which are now required as a result of the acquisition of Uptown Tower.

Item 9.01. Financial Statements and Exhibits.

   (a) Financial Statements of Businesses Acquired.

The following financial statements are submitted at the end of this Amendment to the Current Report and are filed herewith and incorporated by reference:

                                                                                                    Page

9101 LBJ Freeway:

Report of Independent Registered Public Accounting Firm F-1

Statements of Revenue and Certain Expenses
   for the year ended December 31, 2004 and the
   nine month period ended September 30, 2005 (unaudited) F-2

Notes to Statements of Revenue and Certain Expenses F-3

Uptown Tower:

Report of Independent Registered Public Accounting Firm F-5

Statements of Revenue and Certain Expenses
   for the year ended December 31, 2004 and the
   nine month period ended September 30, 2005 (unaudited) F-6

Notes to Statements of Revenue and Certain Expenses F-7

(b) Pro Forma Financial Information.

The following financial statements of the Registrant are submitted at the end of this Amendment to the Current Report and are filed herewith and incorporated by reference:

Page

Pro Forma Condensed Consolidated Balance Sheet
as of September 30, 2005 (unaudited)..F-10

Notes to Pro Forma Condensed Consolidated Balance Sheet..F-11

Pro Forma Consolidated Statement of Income
for the nine month period ended September 30, 2005 (unaudited)......................................F-13

Pro Forma Consolidated Statement of Income
for the year ended December 31, 2004 (unaudited) F-14

Notes to Pro Forma Consolidated Statements of Income..F-15

(c) Not Applicable.

(d) Exhibits.

23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARTMAN COMMERCIAL PROPERTIES REIT

By: /s/ Terry L. Henderson
Name: Terry L. Henderson
Title: Chief Financial Officer

Dated: February 1, 2006

EXHIBIT INDEX

Exhibit No   **Description**
23.1   Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of
  Hartman Commercial Properties REIT

We have audited the accompanying Statement of Revenue and Certain Expenses for 9101 LBJ Freeway (the "Property") for the year ended December 31, 2004. This financial statement is the responsibility of the Property's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement of Revenue and Certain Expenses was prepared as described in Note 2, for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Current Report on Form 8-K/A of Hartman Commercial Properties REIT and is not intended to be a complete presentation of the Property's revenue and expenses.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenue and certain expenses of 9101 LBJ Freeway for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ PANNELL KERR FORSTER OF TEXAS, P.C.

Houston, Texas
January 6, 2006

9101 LBJ Freeway

Statements of Revenue and Certain Expenses

	Year Ended December 31, 2004	Nine Month Period Ended September 30, 2005
		(Unaudited)
Revenue		
Rent	$ 1,160,007	$ 970,683
Tenant reimbursements	4,075	27,291
Other	10,352	50,336
Total revenue	1,174,434	1,048,310
Certain expenses		
Real estate taxes	135,325	118,080
Insurance	13,913	12,745
Electricity, water and gas utilities	204,527	135,953
Management fees	41,451	36,129
General and administrative	129,903	84,249
Operation and maintenance	355,333	215,200
Bad debt expense	14,498	8,075
	894,950	610,431
Revenue in excess of certain expenses	$ 279,484	$ 437,879

See accompanying notes to Statements of Revenue and Certain Expenses

Note 1 - **Organization and Operation of Properties**

Effective August 10, 2005, Hartman REIT Operating Partnership, L.P. ("HROP"), operating through its wholly-owned subsidiary, Hartman REIT Operating Partnership III, LP, acquired 9101 LBJ Freeway office building (the "Property"). HROP is a Delaware limited partnership formed to acquire, own, lease, operate, and manage real properties on behalf of Hartman Commercial Properties REIT ("HCP"), a Maryland real estate investment trust. As the sole general partner of HROP, HCP possesses full legal control and authority over the operations of HROP.

The Property is a multi-tenant office building located in Dallas, Texas comprising approximately 125,874 square feet of gross leaseable area ("GLA"). The Property is leased to multiple tenants (see Note 3).

Note 2 - **Summary of Significant Accounting Policies**

The accompanying statements of revenue and certain expenses are presented in conformity with U.S. generally accepted accounting principles and in accordance with the applicable rules and regulations of the Securities and Exchange Commission, including Rule 3-14 of Regulation S-X, for real estate properties acquired. Accordingly, these statements exclude certain historical expenses that are not comparable to the proposed future operations of the Property such as depreciation and amortization. Therefore, these statements are not comparable to the statement of operations of the Property after its acquisition by HROP.

Rental income is recognized on a straight-line basis over the terms of the respective leases. Recoveries from tenants for taxes, insurance, and other operating expenses are recognized as revenue in the period the corresponding costs are incurred.

Repairs and maintenance costs are expensed as incurred, while significant improvements, renovations and replacements are capitalized.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Future Minimum Rental Commitments

As of December 31, 2004, the Property had approximately 12 tenants with remaining lease terms ranging from one month to seven years. Four of these tenants account for approximately 60% of the rental income for 2004. Future minimum rental commitments (exclusive of renewals, tenant reimbursements, and contingent rentals) under noncancelable operating leases in existence at December 31, 2004 are as follows:

Year Ending December 31,	
2005	$ 1,145,473
2006	1,336,428
2007	1,226,617
2008	1,144,615
2009	867,940
Thereafter	711,804
Total	$ 6,432,877

Note 4 - Interim Unaudited Financial Statement

The accompanying interim statement of revenue and certain expenses for the nine month period ended September 30, 2005 is unaudited and has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission described above and on the same basis as the statement of revenue and certain expenses for the year ended December 31, 2004. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the information for this interim period have been made. The revenue in excess of certain expenses for such interim period is not necessarily indicative of the results for the full year.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of
Hartman Commercial Properties REIT

We have audited the accompanying Statement of Revenue and Certain Expenses for Uptown Tower (the "Property") for the year ended December 31, 2004. This financial statement is the responsibility of the Property's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement of Revenue and Certain Expenses was prepared as described in Note 2, for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Current Report on Form 8-K/A of Hartman Commercial Properties REIT and is not intended to be a complete presentation of the Property's revenue and expenses.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenue and certain expenses of Uptown Tower for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ PANNELL KERR FORSTER OF TEXAS, P.C.

Houston, Texas
January 6, 2006

Uptown Tower

Statements of Revenue and Certain Expenses

	Year Ended December 31, 2004	Nine Month Period Ended September 30, 2005
		(Unaudited)
Revenue		
Rent	$ 2,763,870	$ 2,170,160
Tenant reimbursements	40,022	10,714
Other	38,362	14,183
Total revenue	2,842,254	2,195,057
Certain expenses		
Real estate taxes	385,587	297,900
Insurance	68,552	45,118
Electricity, water and gas utilities	291,608	220,779
Management fees	68,797	59,629
General and administrative	104,955	70,216
Operation and maintenance	786,696	519,345
Bad debt expense	1,061	3,106
	1,707,256	1,216,093
Revenue in excess of certain expenses	$ 1,134,998	$ 978,964

See accompanying notes to Statements of Revenue and Certain Expenses

Uptown Tower

Notes to Statements of Revenue and Certain Expenses

Note 1 - Organization and Operation of Properties

Effective November 22, 2005, Hartman REIT Operating Partnership, L.P. ("HROP"), operating through its wholly-owned subsidiary, Hartman REIT Operating Partnership III, LP, acquired Uptown Tower (the "Property"). HROP is a Delaware limited partnership formed to acquire, own, lease, operate, and manage real properties on behalf of Hartman Commercial Properties REIT ("HCP"), a Maryland real estate investment trust. As the sole general partner of HROP, HCP possesses full legal control and authority over the operations of HROP.

The Property is a multi-tenant office building located in Dallas, Texas comprising approximately 253,981 square feet of gross leaseable area ("GLA"). The Property is leased to multiple tenants (see Note 3).

Note 2 - Summary of Significant Accounting Policies

The accompanying statements of revenue and certain expenses are presented in conformity with U.S. generally accepted accounting principles and in accordance with the applicable rules and regulations of the Securities and Exchange Commission, including Rule 3-14 of Regulation S-X, for real estate properties acquired. Accordingly, these statements exclude certain historical expenses that are not comparable to the proposed future operations of the Property such as depreciation and amortization. Therefore, these statements are not comparable to the statement of operations of the Property after its acquisition by HROP.

Rental income is recognized on a straight-line basis over the terms of the respective leases. Recoveries from tenants for taxes, insurance, and other operating expenses are recognized as revenue in the period the corresponding costs are incurred.

Repairs and maintenance costs are expensed as incurred, while significant improvements, renovations and replacements are capitalized.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Future Minimum Rental Commitments

As of December 31, 2004, the Property had approximately 38 tenants with remaining lease terms ranging from 18 months to 11 years. Two of these tenants account for approximately 30% of the rental income for 2004. Future minimum rental commitments (exclusive of renewals, tenant reimbursements, and contingent rentals) under noncancelable operating leases in existence at December 31, 2004 are as follows:

Year Ending December 31,	
2005	$ 2,942,324
2006	3,092,785
2007	2,750,513
2008	2,421,752
2009	1,935,952
Thereafter	3,076,538
Total	$16,219,864

Note 4 - Interim Unaudited Financial Statement

The accompanying interim statement of revenue and certain expenses for the nine month period ended September 30, 2005 is unaudited and has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission described above and on the same basis as the statement of revenue and certain expenses for the year ended December 31, 2004. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the information for this interim period have been made. The revenue in excess of certain expenses for such interim period is not necessarily indicative of the results for the full year.

Pro Forma Condensed Consolidated Balance Sheet

The accompanying unaudited Pro Forma Condensed Consolidated Balance Sheet of Hartman Commercial Properties REIT and Subsidiary (the "Company") is presented as if 9101 LBJ Freeway and Uptown Tower had been acquired on September 30, 2005. This Pro Forma Condensed Consolidated Balance Sheet should be read in conjunction with the Pro Forma Condensed Consolidated Statements of Income for the nine month period ended September 30, 2005 and for the year ended December 31, 2004 and the historical consolidated financial statements and notes thereto of the Company reported on Form 10-Q for the nine month period ended September 30, 2005 and for the year ended December 31, 2004 included in the Company's Annual Report on Form 10-K. In management's opinion, all adjustments necessary to reflect the acquisition of 9101 LBJ Freeway and Uptown Tower have been made. The following Pro Forma Condensed Consolidated Balance Sheet is not necessarily indicative of what the actual financial position would have been assuming the above transaction had been consummated at September 30, 2005, nor does it purport to represent the future financial position of the Company.

Hartman Commercial Properties REIT and Subsidiary

Pro Forma Condensed Consolidated Balance Sheet

September 30, 2005

(Unaudited)

	Historical Amounts (A)	Pro Forma Adjustments 9101 LBJ Freeway (B)	Pro Forma Adjustments Uptown Tower(C)	Pro Forma Amounts
Assets				
Real estate investments, net	$137,379,365	$ -	$ 16,950,000	$154,329,365
Cash and cash equivalents	1,566,355	-	(409,155)	1,157,200
Escrows and acquisition deposits	4,612,768	-	-	4,612,768
Note receivable	639,104	-	-	639,104
Receivables, net	6,826,267	-	-	6,826,267
Deferred costs, net	3,796,493	-	-	3,796,493
Prepaids and other assets	272,851	-	-	272,851
Total assets	$155,093,203	$ -	$ 16,540,845	$171,634,048
Liabilities and Shareholders' Equity				
Notes payable	$ 63,520,797	$ -	$ 15,950,000	$ 79,470,797
Accounts payable and accrued expenses	2,996,142	-	423,061	3,419,203
Due to affiliates	168,692	-	-	168,692
Tenants' security deposits	1,278,777	-	167,784	1,446,561
Prepaid rent	373,844	-	-	373,844
Offering proceeds escrowed	1,485,192	-	-	1,485,192
Dividends payable	1,412,087	-	-	1,412,087
Other liabilities	1,026,914	-	-	1,026,914
Total liabilities	72,262,445	-	16,540,845	88,803,290
Minority interests	35,077,864	-	-	35,077,864
Common stock	8,138	-	-	8,138
Additional paid-in capital	55,415,884	-	-	55,415,884
Accumulated deficit	(7,671,128)	-	-	(7,671,128)
Total shareholders' equity	47,752,894	-	-	47,752,894
Total liabilities and shareholders' equity	$155,093,203	$ -	$ 16,540,845	$171,634,048

See accompanying notes to Pro Forma Condensed Consolidated Balance Sheet.

Notes to Pro Forma Condensed Consolidated Balance Sheet

(A)   Represents the condensed consolidated balance sheet of the Company as of September 30, 2005, as contained in the historical consolidated financial statements and notes thereto filed on Form 10-Q.

(B)   9101 LBJ Freeway was purchased on August 10, 2005. All assets and liabilities of 9101 LBJ Freeway are contained in the historical consolidated financial statements as of September 30, 2005 as filed on Form 10-Q. As such, no pro-forma adjustments are required.

(C)   Represents the completed acquisition of Uptown Tower on November 22, 2005. This property was purchased during the quarter ending December 31, 2005 for a total purchase price of $16.95 million. The acquisition of this property was funded through a draw under the Company's line of credit facility.

Pro Forma Consolidated Statements of Income

The accompanying unaudited Pro Forma Consolidated Statements of Income for the nine month period ended September 30, 2005 and for the year ended December 31, 2004 of the Company are presented as if 9101 LBJ Freeway and Uptown Tower (the "Properties") had been acquired on January 1, 2004.

These Pro Forma Consolidated Statements of Income should be read in conjunction with the historical consolidated financial statements included in the Company's previous filings with the Securities and Exchange Commission.

The unaudited Pro Forma Consolidated Statements of Income are not necessarily indicative of what the actual results of operations would have been for the nine month period ended September 30, 2005 or for the year ended December 31, 2004 assuming the above transactions had been consummated on January 1, 2004, nor do they purport to represent the future results of operations of the Company.

Hartman Commercial Properties REIT and Subsidiary

Pro Forma Consolidated Statement of Income

Nine Month Period Ended September 30, 2005

(Unaudited)

	Historical Amounts (A)	Pro Forma Adjustments 9101 LBJ Freeway (B)	ProForma Adjustments Uptown Tower (B)	Pro Forma Amounts
Revenues				
Rental income	$ 14,785,885	$ 778,266	$ 2,170,160	$ 17,734,311
Tenant reimbursements	3,603,535	25,812	10,714	3,640,061
Interest and other income	398,258	50,336	14,183	462,777
Total revenues	18,787,678	854,414	2,195,057	21,837,149
Expenses				
Operation and maintenance	2,491,107	212,876	519,345	3,223,328
Interest expense	2,651,906	257,994	671,121	3,581,021
Real estate taxes	2,391,661	95,464	297,900	2,785,025
Insurance	331,973	12,745	45,118	389,836
Electricity, water and gas utilities	724,574	131,945	220,779	1,077,298
Management and partnership management fees to an affiliate	1,052,679	25,632	64,496	1,142,807
General and administrative	955,665	81,550	70,216	1,107,431
Depreciation	3,186,910	81,919	294,990	3,563,819
Amortization	1,089,696	71,919	-	1,161,615
Bad debt expense	155,785	-	3,106	158,891
Total operating expenses	15,031,956	972,044	2,187,071	18,191,071
Income (loss) before minority interests	3,755,722	(117,630)	7,986	3,646,078
Minority interests in operating partnership	(1,669,492)	52,288	(3,550)	(1,620,754)
Net income (loss)	$ 2,086,230	$ (65,342)	$ 4,436	$ 2,025,324
Net income (loss) per common share - basic and diluted	$ 0.273	$ (0.009)	$ 0.001	$ 0.265
Weighted - average shares outstanding - basic and diluted	7,645,483	7,645,483	7,645,483	7,645,483

See accompanying notes to Pro Forma Consolidated Statement of Income.

Hartman Commercial Properties REIT and Subsidiary

Pro Forma Consolidated Statement of Income

Year Ended December 31, 2004

(Unaudited)

	Historical Amounts (A)	Pro Forma Adjustments 9101 LBJ Freeway (C)	Pro Forma Adjustments Uptown Tower (C)	Pro Forma Amounts
Revenues				
Rental income	$ 18,426,558	$ 1,160,007	$ 2,763,870	$ 22,350,435
Tenant reimbursements	4,612,408	4,075	40,022	4,656,505
Interest and other income	444,691	10,352	38,362	493,405
Total revenues	23,483,657	1,174,434	2,842,254	27,500,345
Expenses				
Operation and maintenance	2,838,618	355,333	786,696	3,980,647
Interest expense	2,664,135	312,212	657,460	3,633,807
Real estate taxes	2,595,346	135,325	385,587	3,116,258
Insurance	459,801	13,913	68,552	542,266
Electricity, water and gas utilities	817,484	204,527	291,608	1,313,619
Management and partnership management fees to an affiliate	1,339,822	35,233	83,910	1,458,965
General and administrative	1,139,060	129,903	104,955	1,373,918
Depreciation	3,986,136	163,836	393,319	4,543,291
Amortization	1,237,286	95,892	-	1,333,178
Bad debt expense	(8,060)	14,498	1,061	7,499
Total operating expenses	17,069,628	1,460,672	2,773,148	21,303,448
Income (loss) before minority interests	6,414,029	(286,238)	69,106	6,196,897
Minority interests in operating partnership	(2,990,410)	133,446	(32,218)	(2,889,182)
Net income (loss)	$ 3,423,619	$ (152,792)	$ 36,888	$ 3,307,715
Net income (loss) per common share - basic and diluted	$ 0.488	$ (0.022)	$ 0.005	$ 0.471
Weighted - average shares outstanding - basic and diluted	7,010,146	7,010,146	7,010,146	7,010,146

See accompanying notes to Pro Forma Consolidated Statement of Income.

Notes to Pro Forma Consolidated Statements of Income

(A)   Represents the historical consolidated statement of income of the Company as contained in the historical consolidated financial statements included in previous filings with the Securities and Exchange Commission.

(B)   Represents the pro forma revenue and expenses for the nine months ended September 30, 2005 attributable to the Properties as if the acquisitions had occurred on January 1, 2004. Interest expense of $929,000 includes pro forma interest drawn under a line of credit to fund these acquisitions. Management and partnership management fees to an affiliate includes pro forma fees that would have been paid by the Company under its management agreement. Depreciation is computed using the straight-line method over the Properties' estimated useful lives.

(C)   Represents the pro forma revenue and expenses for the year ended December 31, 2004 attributable to the Property as if the acquisition had occurred on January 1, 2004. Interest expense of $970,000 includes pro forma interest drawn under a line of credit to fund this acquisition. Management and partnership management fees to an affiliate represents pro forma fees that would have been paid by the Company under its operating agreement. Depreciation is computed using the straight-line method over the Properties' estimated useful lives.

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated January 6, 2006 on the Statement of Revenue and Certain Expenses of 9101 LBJ Freeway and Uptown Tower for the year ended December 31, 2004 included in the Current Report on Form 8-K/A dated February 1, 2006 of Hartman Commercial Properties REIT filed with the Securities and Exchange Commission.

/s/ PANNELL KERR FORSTER OF TEXAS, P.C.

Houston, Texas
February 1, 2006